1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 8, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

UPDATE ON LITIGATIONS INVOLVING YANZHOU COAL

MINING COMPANY LIMITED

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) has recently received the civil judgment ((2015) Shi Shang Chu Zi No. 1568) issued by the Court of Shizhong District, Jinan City (the “Jinan Shizhong District Court”), the civil judgments ((2016) Lu Min Zhong No. 1222 and (2016) Lu Min Zhong No. 1224) issued by the Higher People’s Court of Shandong Province (the “Shandong Province Higher Court”). Jinan Shizhong District Court has made the first instance judgment regarding the contract dispute litigation between Jinan Branch of China Minsheng Banking Corp., Ltd. (the “Jinan Branch of Minsheng Bank”), as the plaintiff, and Yanzhou Coal, as the defendant; Shandong Province Higher Court has made the second instance judgment which was the final judgment regarding the two contract dispute litigations between Yanzhou Coal, as the appellant, and Jinan Branch of Minsheng Bank, as the appellee. Relevant updates are hereby announced as follows:

1.	The Case Tried by the Jinan Shizhong District Court

(1). Basic information of the litigation

On 24 June 2015, Jinan Branch of Minsheng Bank brought a civil litigation against Yanzhou Coal at the Jinan Shizhong District Court, alleging the Company breached the bills agent discount business cooperation agreement and business bills of exchange discount agreement which were executed by the relevant parties including Yanzhou Coal, Jinan Branch of Minsheng Bank and Shandong Dongda Energy Co., Ltd. (the “Dongda Company”) and requiring Yanzhou Coal for a discharge payment for the principal of the bills of exchange of RMB20,000,000.

The Company is of the view that Jinan Branch of Minsheng Bank is not the legitimate holder of the bills of exchange which were involved in the litigation and has no right to require the Company to assume the payment liability according to the provisions of the business bills of exchange discount agreement and the claims of Jinan Branch of Minsheng Bank lack factual and legal basis.

For details, please refer to the 2015 annual report of the Company, the first quarterly report for the year of 2016 of the Company, the overseas regulatory announcement posted on the websites of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Company on 23 March 2016, and the Announcement on Litigations involving Yanzhou Coal Mining Company Limited posted on the websites of the Shanghai Stock Exchange and the Company on 23 March 2016.

(2). Judgment of the first instance

The Jinan Shizhong District Court heard the first instance and held that the bills agent discount business cooperation agreement and business bills of exchange discount agreement which were executed by the relevant parties including Yanzhou Coal, Jinan Branch of Minsheng Bank and Dongda Company reflected the parties’ genuine declaration of will and were valid. In the event that the acceptor refused to make payment, Jinan Branch of Minsheng Bank is entitled to require Yanzhou Coal to pay the principal of bills of exchange and the overdue fines in accordance with the provisions of the bills agent discount business cooperation agreement and business bills of exchange discount agreement.

On 29 June 2016, it was the judgment of the civil judgment (2015) Shi Shang Chu Zi No. 1568 issued by the Jinan Shizhong District Court that: the Company shall pay RMB20,000,000 and the relevant interests to Jinan Branch of Minsheng Bank and rejected other claims of Jinan Branch of Minsheng Bank shall be rejected. The litigation fee of RMB145,000 and the property preservation fee of RMB5,000 shall be borne by Yanzhou Coal.

(3). Impact of the litigation on the profit of the period and afterwards of the Company

The judgment of this litigation is the first instance judgment. The Company will protect the legitimate interests of the Company and the shareholders of the Company through legal means including appeal and filing discharge lawsuit against Dongda Company. As it is not the final judgment of this litigation, the Company is currently unable to accurately estimate the impact of this litigation regarding the contract dispute on the profit of the period and afterwards of the Company. The Company will announce updates regarding relevant matters in a timely manner. The Company hereby respectively warns that the investors shall mind the risks of investments.

2.	The Cases Tried by the Shandong Province Higher Court

(1). Basic information of the litigations and judgments of the first instances

On 5 May 2015, Minsheng Bank brought two civil litigations separately against Yanzhou Coal, Dongda Company, Xintai City Hanzhuang Economic and Trade Co., Ltd. and natural persons Wang Zhandong and Gong Zhaojing at the Intermediate People’s Court of Jinan City of Shandong Province (the “Jinan Intermediate Court”), alleging that the Company breached the bills agent discount business cooperation agreement and business bills of exchange discount agreement which were executed by the relevant parties including Yanzhou Coal, Jinan Branch of Minsheng Bank and Dongda Company and requiring Yanzhou Coal for discharge payments of RMB50,000,000 and RMB49,999,800 respectively with the other defendants sharing joint payment liabilities.

On 12 January 2016, the Jinan Intermediate Court made the first instance judgments of the two litigations. It was the judgment of the civil judgment (2015) Ji Shang Chu Zi No. 118 issued by the Jinan Intermediate Court that: the Company shall pay RMB50,000,000 and the relevant interests to Jinan Branch of Minsheng Bank, other claims of Jinan Branch of Minsheng Bank shall be rejected and the litigation fee of RMB295,490 and the property preservation fee of RMB5,000 shall be borne by Yanzhou Coal. It was the judgment of the civil judgment (2015) Ji Shang Chu Zi No. 119 issued by the Jinan Intermediate Court that: the Company shall pay RMB49,999,800 and the relevant interests to Jinan Branch of Minsheng Bank, other claims of Jinan Branch of Minsheng Bank shall be rejected and the litigation fee of RMB295,844 and the property preservation fee of RMB5,000 shall be borne by Yanzhou Coal.

The Company is of the view that the arrangements including the responsibility of refusal to pay bills of exchange and payment of overdue interest under the business bills of exchange discount agreement exceeded the scope of the bills agent discount business cooperation agreement, which shall be deemed as unauthorized agency and were not binding on Yanzhou Coal. In addition, since Jinan Branch of Minsheng Bank had already conducted the rediscount to the relevant bills, the bills agent discount business cooperation agreement and business bills of exchange discount agreement executed by the parties were fulfilled and the parties’ rights and obligations under these agreements were terminated. The refusal of payment which happened after the rediscount to the bills was irrelevant to the aforementioned agreements, and Jinan Branch of Minsheng Bank is no longer entitled to require Yanzhou Coal to assume the liabilities under the aforementioned agreements. Based on the above facts, the Company separately appealed for the first instance judgments of the two litigations to the Shandong Province Higher Court in February 2016.

For details, please refer to the 2015 annual report of the Company, the first quarterly report for the year of 2016 of the Company, the overseas regulatory announcement posted on the websites of the Hong Kong Stock Exchange and the Company on 23 March 2016, and the Announcement on Litigations involving Yanzhou Coal Mining Company Limited posted on the websites of the Shanghai Stock Exchange and the Company on 23 March 2016.

(2). Updates of the second instances of the litigations

On 27 June 2016, the Shandong Province Higher Court made the second instance judgments regarding the abovementioned two litigations. The Shandong Province Higher Court heard the litigations and ruled that the agreement regarding agency authority in the bills agent discount business cooperation agreement executed by the relevant parties which was involved in the two litigations was a general authorization given by Yanzhou Coal to Dongda Company for handling relevant matters and has not specified detailed discount agreement contents or restricted contents. As such, the relevant agreements concluded under the business bills of exchange discount agreement did not exceed the scope of authorization made by Yanzhou Coal and there was no unauthorized agency. The original judgment ruled that Yanzhou Coal shall fulfill the contractual obligations under the business bills of exchange discount agreement in accordance with the regulations under the Contract Law, which applied the correct law.

It was the judgment of the second instance of the civil judgment (2016) Lu Min Zhong No. 1222 (corresponding to the civil judgment (2015) Ji Shang Chu Zi No. 118 issued by the Jinan Intermediate Court) issued by the Shandong Province Higher Court that: the appeal was rejected and the original judgment was upheld. The litigation fee of the second instance of the litigation of RMB295,490 shall be borne by Yanzhou Coal.

It was the judgment of the second instance of the civil judgment (2016) Lu Min Zhong No. 1224 (corresponding to the civil judgment (2015) Ji Shang Chu Zi No. 119 issued by the Jinan Intermediate Court) issued by the Shandong Province Higher Court that: the appeal was rejected and the original judgment was upheld. The litigation fee of the second instance of the litigation of RMB295,844 shall be borne by Yanzhou Coal.

The judgments of the second instances were final.

(3). Impact of the litigation on the profit of the period and afterwards of the Company

The Company will continue to protect the legitimate interests of the Company and the shareholders of the Company through legal means including appeal and filing discharge lawsuit against Dongda Company although the litigations have been ruled with final judgments. The Company is currently unable to accurately estimate the impact of the litigation regarding the contract disputes on the profit of the period and afterwards of the Company. The Company will announce updates regarding relevant matters in a timely manner. The Company hereby respectively warns that the investors shall mind the risks of investments.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 July 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC